NORTHERN LIGHTS FUND TRUST I, II, III, IV and Northern Lights Variable Trust

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

October 10, 2022

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Mr. Tony Burak

(202) 551-6750

File Nos. 333-122917; 811-21720 (NLFT)

S000029185	13D Activist Fund	9/30/2021
S000034148	Altegris Futures Evolution Strategy Fund	6/30/2021
S000043690	Altegris/AACA Opportunistic Real Estate Fund	12/31/2021
S000026518	Astor Dynamic Allocation Fund	7/31/2021
S000044522	Astor Macro Alternative Fund	7/31/2021
S000032694	Astor Sector Allocation Fund	7/31/2021
S000030708	Beech Hill Total Return Fund	12/31/2021
S000061476	BTS Managed Income Fund	12/31/2021
S000040719	BTS Tactical Fixed Income Fund	12/31/2021
S000013210	Changing Parameters Fund	7/31/2021
S000040338	CMG Mauldin Core Fund	4/30/2022
S000053646	CMG Tactical All Asset Strategy Fund	4/30/2022
S000041373	CMG Tactical Bond Fund	4/30/2022
S000050429	Deer Park Total Return Credit Fund	9/30/2021
S000036854	Eagle MLP Strategy Fund	4/30/2022
S000043473	Grant Park Multi Alternative Strategies Fund	9/30/2021
S000030737	Navigator Equity Hedged Fund	10/31/2021
S000044265	Navigator Tactical Fixed Income Fund	10/31/2021
S000070871	Navigator Tactical Investment Grade Bond Fund	10/31/2021
S000070872	Navigator Tactical U.S. Allocation Fund	10/31/2021
S000064812	Navigator Ultra Short Bond Fund	10/31/2021

S000041963	Probabilities Fund	12/31/2021
S000020016	Sierra Tactical All Asset Fund	9/30/2021
S000066392	Sierra Tactical Bond Fund	9/30/2021
S000035209	Sierra Tactical Core Income Fund	9/30/2021
S000064014	Sierra Tactical Municipal Fund	9/30/2021
S000071867	Sierra Tactical Risk Spectrum 50 Fund	9/30/2021
S000027935	The Biondo Focus Fund	12/31/2021
S000027929	Toews Hedged Oceana Fund	4/30/2022
S000027931	Toews Hedged U.S. Fund	4/30/2022
S000027932	Toews Hedged U.S. Opportunity Fund	4/30/2022
S000033706	Toews Tactical Defensive Alpha Fund	4/30/2022
S000027930	Toews Tactical Income Fund	4/30/2022
S000041209	Toews Unconstrained Income Fund	4/30/2022
S000030560	TransWestern Institutional Short Duration Government Bond Fund	12/31/2021
S000032448	Zeo Short Duration Income Fund	4/30/2022
S000065167	Zeo Sustainable Credit Fund	4/30/2022

File Nos. 333-174926; 811-22549 (NLFT II)

S000039632	Al Frank Fund	12/31/2021
S000057713	Invenomic Fund	10/31/2021
S000045834	North Star Bond Fund	11/30/2021
S000040441	North Star Dividend Fund	11/30/2021
S000040440	North Star Micro Cap Fund	11/30/2021
S000034503	North Star Opportunity Fund	11/30/2021
S000034907	WOA All Asset I	2/28/2022

File Nos. 333-178833; 811-22655 (NLFT III)

S000051215	Absolute Capital Asset Allocator Fund	9/30/2021
S000051216	Absolute Capital Defender Fund	9/30/2021
S000054112	Boyd Watterson Limited Duration Enhanced Income Fund	6/30/2021
S000046171	Good Harbor Tactical Select Fund	9/30/2021
S000048332	HCM Dividend Sector Plus Fund	6/30/2021
S000055429	HCM Income Plus Fund	6/30/2021
S000045942	HCM Tactical Growth Fund	6/30/2021
S000039735	Marathon Value Portfolio	9/30/2021
S000049469	Newfound Risk Managed U.S. Growth Fund	3/31/2022
S000039332	Persimmon Long/Short Fund	9/30/2021

S000050600	Pinnacle Sherman Multi-Strategy Core Fund	9/30/2021
S000063529	Pinnacle TrendRating Innovative Equity Fund	9/30/2021
S000043340	RESQ Dynamic Allocation Fund	9/30/2021
S000043339	RESQ Strategic Income Fund	9/30/2021
S000041869	The Covered Bridge Fund	9/30/2021

File Nos. 333-204808; 811-23066 (NLFT IV)

S000050435	Anchor Risk Managed Credit Strategies Fund	8/31/2021
S000055029	Anchor Risk Managed Equity Strategies Fund	8/31/2021
S000064073	Anchor Risk Managed Global Strategies Fund	8/31/2021
S000055030	Anchor Risk Managed Municipal Strategies Fund	8/31/2021
S000059335	Inspire 100 ETF	11/30/2021
S000056116	Inspire Corporate Bond Impact ETF	11/30/2021
S000070124	Inspire Faithward Large Cap Momentum ESG ETF	11/30/2021
S000070125	Inspire Faithward Mid Cap Momentum ESG ETF	11/30/2021
S000056117	Inspire Global Hope ETF	11/30/2021
S000066581	Inspire International ESG ETF	11/30/2021
S000056118	Inspire Small/Mid Cap Impact ETF	11/30/2021
S000068946	Inspire Tactical Balanced ESG ETF	11/30/2021
S000052164	Main BuyWrite Fund	10/31/2021
S000053886	Moerus Worldwide Value Fund	11/30/2021

File Nos. 333-131820; 811-21853 (NLVT)

S000040349	BTS Tactical Fixed Income VIT Fund	12/31/2021
S000031506	TOPS Aggressive Growth ETF Portfolio	12/31/2021
S000031503	TOPS Balanced ETF Portfolio	12/31/2021
S000031502	TOPS Conservative ETF Portfolio	12/31/2021
S000031505	TOPS Growth ETF Portfolio	12/31/2021
S000031507	TOPS Managed Risk Balanced ETF Portfolio	12/31/2021
S000040836	TOPS Managed Risk Flex ETF Portfolio	12/31/2021
S000031509	TOPS Managed Risk Growth ETF Portfolio	12/31/2021
S000031508	TOPS Managed Risk Moderate Growth ETF Portfolio	12/31/2021
S000031504	TOPS Moderate Growth ETF Portfolio	12/31/2021

Dear Mr. Burak:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by each Registrant’s response

NLFT	Biondo Focused
Comment 1:	Footnote #12 of the Annual Report indicates that there was a restatement of the 2020 Statement of Changes in Net Assets due to an accounting error. Please describe the nature of the error, any identified internal control weakness and actions taken in response.
Response:	A specific cost lot to sell was denoted on an option assignment trade ticket. The incorrect cost lot was applied to the sale associated with the option assignment. The restatement was a reclassification between realized gain/loss and unrealized appreciation/depreciation with no impact to Net Assets or Performance. We have subsequently revised the template utilized to communicate portfolio trading activity from the investment adviser to include a flag for any cost lot notification on sales activity. In addition, the adviser will send a separate email notice to the fund accounting team in the case where they will be identifying specific lots.

NLVT	BTS Tactical Fixed Income VIT
Comment 2:	The Expense Example should contain a statement that the expenses do not include any fees or charges related to the insurance contract or separate account.
Response:	Going forward, such disclosure will be included as a footnote to the Expense Example.

NLVT	TOPS, BTS Tactical Fixed Income VIT
Comment 3:	The Total Returns located in the Financial Highlights should include a footnote statement that the total returns do not include any fees or charges related to the insurance contract or separate account.
Response:	Going forward, such disclosure will be included as a footnote to the Expense Example.

NLVT	TOPS Managed Risk Flex ETF Portfolio
Comment 4:	The audit firm signature date of the internal control letter is from the prior year. Please correct the date and submit an amended N-CEN filing.
Response:	The Registrant has notified the audit firm of the comment and we are in process of submitting an amended N-CEN filing to include an updated internal control letter.

NLFT IV	Main BuyWrite Fund
Comment 5:	The audit opinion refers to October 31, 2021 and the years then ended. The Fund changed its fiscal year end from November 30 following 2020. Please amend the N-CSR filing to reflect the proper dates in the audit opinion.
Response:	The Registrant has notified the audit firm of the comment and we are in process of submitting an amended N-CSR filing to include an updated audit opinion letter.

NLVT	TOPS Portfolios, BTS Tactical Fixed Income VIT
Comment 6:	The name of the Funds in the audit opinions and internal control letters should correctly reflect the Funds’ formal name.
Response:	The Registrant has notified the audit firm of the comment. Going forward, both the audit opinion and internal control letter will correctly reflect the Funds’ formal name.

NLVT	TOPS Managed Risk Flex ETF Portfolio
Comment 7:	The audit opinion refers to the “financial highlights for each of the three years in the period then ended”. Please amend the N-CSR filing to correct the number of years referenced to four.
Response:	The Registrant has notified the audit firm of the comment and we are in process of submitting an amended N-CSR filing to include an updated audit opinion letter.

NLFT III	Persimmon Long/Short Fund
Comment 8:	The performance line graph should reflect the minimum initial investment amount of $100,000.
Response:	The Registrant confirms that future filings will have the performance line graph reflect the minimum initial investment amount of $100,000

NLFT III NLFT IV

Marathon Value Portfolio, Pinnacle Sherman Multi-Strategy Core Fund, Pinnacle TrendRating Innovative Equity Fund, Absolute Capital Asset Allocator Fund, Absolute Capital Defender Fund

Inspire Tactical Balanced ESG ETF, Inspire Faithward Mid Cap Momentum ESG ETF, Inspire Faithward Large Cap Momentum ESG ETF, Anchor Risk Managed Credit Strategies Fund. Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Global Strategies Fund, Anchor Risk Managed Municipal Strategies Fund

Comment 9:	The Management Discussion of Fund Performance (MDFP) should include a broader discussion of factors that materially affected fund performance during the reporting period, such as relevant market factors and investment strategies/techniques, in accordance with the requirements of Form N-1A 27(b)7. Please address going forward.
Response:	The investment advisers have been notified of the comment and will include the necessary disclosure going forward. Additionally, a checklist of items required to be included in an MDFP was recirculated to all adviser clients and will be provided with each subsequent request for an MDFP.

NLFT NLFT IV NLVT

Navigator Tactical Fixed Income Fund, Navigator Tactical U.S. Allocation Fund

Main BuyWrite Fund, Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Global Strategies Fund, Anchor Risk Managed Equity Strategies Fund

TOPS Managed Risk Growth ETF Portfolio

Comment 10:	The MDFP should include a discussion of derivative exposure and its impact on performance of the Fund during the period, if material. Please address going forward.
Response:	The investment advisers have been notified of the comment and will include the necessary disclosure going forward. Additionally, a checklist of items required to be included in an MDFP was recirculated to all adviser clients and will be provided with each subsequent request for an MDFP.

NLFT	PFG American Funds Conservative Income Strategy Fund
Comment 11:	Please describe the circumstances relating to the error identified in Item B22 of Form N-CEN for which payments were made to shareholders or shareholder accounts reprocessed.
Response:	After the daily NAV was struck for the PFG American Funds Conservative Income Strategy Fund (the “PFG Fund”) on April 29, 2022, 4 of the underlying funds held issued revised NAVs. This was not discovered until trades were processed on May 2, 2022. Upon discovery, it was determined that the NAV of the PFG Fund was understated by $0.09 per share which was over the one half of one percent reprocessing threshold. As such, all shareholder activity for trade date April 29, 2022 was reprocessed.

NLFT	Toews Tactical Defensive Alpha Fund
Comment 12:	Please confirm the Fund’s diversification status as the financial statements report non-diversified and the prospectus states diversified.
Response:	The Registrant confirms that the Fund is registered as a diversified investment company. Future financial statements will be updated to properly report the Fund’s diversification status.

NLFT	Toews Hedged Oceana Fund, Toews Tactical Income Fund, Toews Hedged U.S. Opportunity Fund, Toews Hedged U.S. Fund, Toews Unconstrained Income Fund
Comment 13:	Please confirm that the above funds did not require a Schedule of Investments.
Response:	The Registrant confirms that each of the identified Funds’ Schedule of Investments was presented correctly with no investments disclosed.

NLFT	Zeo Sustainable Credit Fund
Comment 14:	Please confirm the Fund’s net assets disclosed on the Schedule of Investments.
Response:	The incorrect net assets were reflected on the Schedule of Investments for Zeo Sustainable Credit Fund. All other information on the Schedule of Investments was presented properly and the net assets disclosed elsewhere in the report were correct. An amended N-CSR was filed on September 23, 2022.

NLFT	The Biondo Focus Fund
Comment 15:	The signatures on Form N-CSR and on the included certifications reflected prior year dates. Please correct the dates and file an amended Form N-CSR.
Response:	The dates identified on the Form N-CSR and the certifications have been updated with an amended Form N-CSR filed on October 18, 2022.

NLFT	Altegris Futures Evolution Strategy Fund
Comment 16:	The Fund had a significant investment in shares of other investment companies. The financial statements should include a discussion of the valuation policies for other investment companies.

Response:	The Fund did not have a significant investment in shares of other investment companies until the last day of the fiscal year. Going forward, the Registrant will include footnote disclosure relating to the valuation policies for other investment companies

NLFT	Altegris Futures Evolution Strategy Fund
Comment 17:	The Statement of Operations include Net Realized Gain/Loss from Forward Exchange Contracts and Translations. These items should be reported as separate line items.
Response:	Going forward, the Registrant will separately disclose the Net Realized Gain/Loss from Forward Exchange Contracts and Translations

NLFT	Altegris Futures Evolution Strategy Fund
Comment 18:	“Consolidated” appears in the heading of certain pages but not all. Please explain to us whether the financial statements are presented on a consolidated basis. Going forward please properly identify on all pages if the financial statements are consolidated.
Response:	Going forward, the Registrant will remove all reference to consolidated in the financial statements.

NLFT NLVT NLFT IV

BTS Tactical Fixed Income Fund

BTS Tactical Fixed Income VIT Fund

Inspire Global Hope ETF, Inspire 100 ETF, Inspire International ESG ETF, Inspire Tactical Balanced ESG ETF, Inspire Small/Mid Cap Impact ETF

Comment 19:	The value of securities on loan should be disclosed on the Statement of Assets and Liabilities.
Response:	Going forward, such value will be disclosed as a parenthetical to the total securities line item or as a footnote to the Statement of Assets and Liabilities.

NLFT IV	General Comment Main BuyWrite Fund
Comment 20:	Consider enhancing the disclosure in the Notes to Financial Statements regarding the volume of activity for those funds that engage in derivatives transactions during the period. In the case of Main BuyWrite Fund, there was no disclosure regarding the volume of derivative activity during the period.
Response:	While the Registrant believes that the current disclosure properly addresses the current requirement regarding the volume of activity involving derivative transactions, additional consideration will be given to enhancing the disclosure in future reporting.

NLFT NLFT III	Toews Hedged U.S. Fund, CMG Tactical Bond Fund Good Harbor Tactical Select Fund, Newfound Risk Managed U.S. Growth Fund
Comment 21:	The response to Item B23 of Form N-CEN indicate that the Fund did not pay a dividend required to be accompanied by a written statement to shareholders pursuant to Rule 19a-1. The financial statements disclose a return of capital payment during the reporting period. Please explain. Please confirm that the fund has complied with the shareholder notice requirements under Section 19(a) of the Investment Company Act with regards to any return of capital distribution.

Response:	The distributions for these funds were not deemed to be a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for the funds were made post-fiscal year due to tax adjustments not available at the time of distribution. It is not the Funds’ intention to distribute any return of capital.

NLFT NLVT NLFT III NLFT IV

Navigator Tactical U.S. Allocation Fund, Navigator Tactical Fixed Income Fund, Astor Macro Alternative Fund, Grant Park Multi Alternative Strategies Fund

TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, TOPS Managed Risk Flex ETF Portfolio, TOPS Managed Risk Growth ETF Portfolio

Persimmon Long/Short Fund, Newfound Risk Managed U.S. Growth Fund

Anchor Risk Managed Credit Strategies Fund, Anchor Risk Managed Equity Strategies Fund, Anchor Risk Managed Global Strategies Fund

Comment 22:	Please explain how the Fund accounts for daily variation margin on open futures contracts.
Response:	The Funds customarily have sufficient cash collateral on deposit with the broker for open futures contracts so as to avoid the need and additional expense of processing daily variation margin transactions. As such, the daily variation margin is a component of the Deposit with Broker for Futures as disclosed on the Statement of Assets and Liabilities.

NLFT	Altegris/AACA Opportunistic Real Estate Fund
Comment 23:	The Statement of Assets and Liabilities reflects a Due to Custodian balance of approximately $60 million. Please describe what this represents.
Response:	This amount represents a borrowing. Future financial reporting will include footnote disclosure regarding such borrowings.

NLFT	Toews Funds
Comment 24:	Please explain the Cash and Cash Equivalents balance disclosed on the Statement of Assets and Liabilities and confirm that these are not short-term investments requiring disclosure on the Schedule of Investments.
Response:	The Registrant confirms that the Fund is not invested in short term investments requiring disclosure on the Schedule of Investments.

NLFT	CMG Tactical Bond Fund, CMG Tactical All Asset Strategy Fund, CMG Mauldin Core Fund
Comment 25:	Please explain why the Accrued Distribution Fees disclosed on the Statement of Assets and Liabilities is larger than the expense accrual for the period.
Response:	The Accrued Distribution Fees include residual 12b-1 accrual amounts available for distribution related expenses which were subsequently returned to the Funds for the benefit of the shareholders.

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NLFT	Navigator Tactical Fixed Income Fund
Comment 26:	The table of open credit default swaps should disclose the payment frequency.
Response:	Going forward, the payment frequency will be disclosed for any open credit default swaps disclosed on the Schedule of Investments.

NLFT	Navigator Equity Hedged Fund
Comment 27:	Going forward, please include the 10 Year Average Annualized Total Return in the Fund’s performance table.
Response:	The Registrant will include the 10 Year Average Annualized Total Return in the performance table going forward.

NLVT	BTS Tactical Fixed Income VIT Fund
Comment 28:	The MDFP should include a footnote that performance figures do not include fees or charges related to the insurance contract or separate account.
Response:	Going forward, such disclosure will be included as a footnote to the MDFP.

NLFT	Navigator Tactical Fixed Income Fund
Comment 29:	Please confirm that advisory fees are being charged at the appropriate levels considering the breakpoints.
Response:	The Registrant confirms that the advisory fees are being charged at the appropriate breakpoint levels in accordance with the terms of the investment advisory agreement.

NLFT	Navigator Tactical Fixed Income Fund, Navigator Equity Hedged Fund
Comment 30:	The Fee Table in the February 28, 2022 prospectus reflects Fee Waivers. The Fee Table should include a footnote explaining why fund expenses are being waived. .
Response:	The Registrant notes the comment and will give consideration to revising the footnote disclosure in the next prospectus update.

NLFT	Probabilities Fund
Comment 31:	The dollar amounts disclosed in the Expense Example of the May 1, 2022 prospectus for Class A, Class C and Class I appear to be calculated incorrectly for the 3, 5 and 10-year periods. Additionally, Class C appears to incorrectly reflect a 1% deferred sales charge for the 1-year period.
Response:	Going forward, the dollar amounts in the Expense Example will be calculated with the expense limitation in place for the initial year only and remove the impact of the 1% deferred sales charge from the Class C calculation.

General
Comment 32:	The value is not disclosed in the table of open futures contracts as required by Regulation S-X 12-13A.
Response:	The column header has been modified to include “value” for all open futures contracts going forward.

NLFT	Sierra Tactical Risk Spectrum 50 Fund, Sierra Tactical All Asset Fund
Comment 33:	The MDFP compares the Fund’s performance to a Morningstar Category Average. While this is permitted to be shown, the Fund must include a broad-based securities market index as defined by Form N-1A.
Response:	The Adviser has been notified of the comment and will consider an alternative to utilize as a benchmark for performance comparison purposes going forward.

NLFT II	WOA All Asset I
Comment 34:	The MDFP compares the Fund’s performance to a blended benchmark. While this is permitted to be shown, the Fund must also include a broad-based securities market index as defined by Form N-1A.

Response:

The Fund has always been managed as an unconstrained fund with the flexibility to invest in underlying funds providing exposure to equities, fixed income securities, cash, and commodities/currencies. The Blended Index of 60% MSCI All Country World Index Net (USD) and 40% Bloomberg Barclays Global Aggregate Bond Index better reflects the mandate of the strategy.

The Registrant is aware of other investment companies registered under Form N-1A that use a blended index as the primary benchmark for purposes of disclosing a “broad-based securities market index” under Items 4 and 27 of Form N-1A. The blended index disclosed in the annual report, in the judgment of the investment adviser to this Fund, is more reflective of the market for the principal investments of this Fund compared to a less comparable singular index. The Registrant also notes that its Board of Trustees is comfortable with the use of this blended index as an appropriate benchmark for evaluating this Fund’s performance.

The Registrant is not aware of any written interpretive guidance from the Commission or its Staff stating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A. The Registrant also believes its approach is consistent with the principles behind guidance from the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” [Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).] The Commission has also previously stated that a broad-based index provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate, and that an index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries. The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which this Fund principally invests, and is not limited to any sector or other concentrated segment of a securities market. In fact, the blend used is the only practical way to provide a broad comparison for the equity and fixed-income markets in which this Fund invests.

The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities, cash  and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk and investment attributes of the range of the Fund’s holdings, provides investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” The Registrant believes that the Fund’s blended index is sufficiently “broad-based” in part because the component indexes of the blended index are themselves “broad-based securities market indexes.”

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

NLFT	Sierra Tactical Bond Fund
Comment 35:	The Statement of Operations reflects 12b-1 fees for the Institutional Class. According to the prospectus, there are no 12b-1 fees assessed by the Institutional Class. Please confirm that these charges are appropriate.
Response:	The 12b-1 Fees are associated with the Investor Class and will be reflected correctly in the financial statements going forward.

NLFT	Sierra Tactical Core Income Fund
Comment 36:	Footnote 2 of the Financial Statements reflect that the Fund had borrowings during the period but there was no interest expense disclosed in the Statement of Operations. Please explain.
Response:	The Fund had borrowings for one day during the reporting period, occurring on September 28, 2021, just prior to fiscal year end. The interest associated with the borrowing was accounted for in October 2021.

NLFT NLFT III	Beech Hill Total Return Fund Newfound Risk Managed U.S. Growth Fund
Comment 37:	Please be sure to include all required disclosures under Item 4 of Form N-CSR relating to Principal Accountant Fees and Services.
Response:	The Registrant confirms that all disclosures required under Item 4 of Form N-CSR relating to Principal Accountant Fees and Services will be included in future filings.

NLFT	Eagle MLP Strategy Fund
Comment 38:	Please confirm that the MLPs do not exceed 25% of Fund assets.
Response:	The Registrant confirms that the MLPs do not exceed 25% of Fund assets.

Please contact me at (631) 470-2603 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ James Colantino

James Colantino